HALLADOR PETROLEUM COMPANY
1660 Lincoln Street
Suite 2700
Denver, CO 80264-2701
303/839-5504 - office
303/832-3013 – fax

Via EDGAR and US Mail

December 15, 2009

Mr. Mark C. Shannon, Branch Chief
Ms. Jennifer O’Brien
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 4628
100 F. Street, NE
Washington, D.C. 20549-4628

Re:  Hallador Petroleum Company
Form 10-K for the year ended 12/31/09
Forms 10-Qs for the quarters ended 3/31/09, 6/30/09 and 9/30/09
File No. 000-14731

Dear Mr. Shannon

In response to your letter of December 3, 2009 regarding the language used in our SOX 302 certifications please be advised that today we filed amendments to the filings listed above in order to change the language so that the certifications conform exactly with the language set forth in Item 601 (b) of Regulation S-K.

You inquired as to why we included the additional information in paragraphs 5(a) and 5(c) and it is an enigma why the additional wording was included.  I read our 302 certifications filed in prior years and noted that they conformed exactly to the regulations.    For our 2007 Form 10-KSB we added the applicable paragraph to paragraph 4 regarding the design of our internal controls since that was the first year we had to include management’s assessment of our internal controls under Item 8A of our Form 10-KSB.  At that time for some reason an inadvertent clerical error must have been to include the additional language in paragraphs 5 (a) and 5 (c) and to delete the words “cash flows” in paragraph 3 and to use the word “issuer” instead of “registrant.”

Closing Comments

In connection with our responses to the Staff’s comments, the Company acknowledges that:

·	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
·	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (303) 839-5504, extension 315 with any further questions.

Very truly yours,

/s/ W. ANDERSON BISHOP
W. Anderson Bishop, CFO